EX-4.hhh.

JOINT [5%] FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND [5] YEAR STEP-UP ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date of the Contract, unless another effective date for this endorsement is shown below. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control.

PLEASE NOTE: THIS ENDORSEMENT CANNOT BE TERMINATED INDEPENDENTLY FROM THE CONTRACT TO WHICH IT IS ATTACHED.

The Contract is amended as follows:

1)	The following language is added to the CONTRACT DATA PAGE of the Contract:

"Please note that due to Your selection of this endorsement, You cannot make any allocations to the Indexed Fixed Option, if available under Your Contract.

Guaranteed Minimum Withdrawal Benefit (GMWB) Charge:

On a calendar quarter basis, the charge equals [X.XXXX]% of the Guaranteed Withdrawal Balance (GWB) and is deducted from the Contract Value (i) at the end of each calendar quarter; and (ii) upon termination of the GMWB. Upon step-up, the Company reserves the right to increase the GMWB Charge, subject to a maximum GMWB Charge, on a quarterly basis, of [X.XXXX]%.

The GMWB Charge will be discontinued upon the earlier of the termination of this benefit or the date on which the Contract Value equals zero."

2)	The following language is added to the DEFINITIONS section of the Contract:

"BONUS PERIOD. The Bonus Period begins on the effective date of the endorsement and ends on the earlier of (a) the [10th] Contract Anniversary following the effective date of this endorsement, (b) the Contract Anniversary on or immediately following the youngest Owner's [81st] birthday, or (c) the date on which the Contract Value falls to zero as the result of a partial withdrawal or deduction of charges.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT (GAWA). The maximum amount the Owner is allowed to withdraw each Contract Year for the guarantee to remain fully effective.

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GUARANTEED WITHDRAWAL BALANCE (GWB). The guaranteed amount available for future periodic partial withdrawals."

3)	The following language is added to the WITHDRAWAL PROVISIONS of the Contract:

"[5%] FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. The GMWB allows the Owners to make periodic partial withdrawals, prior to the Income Date, for the longer of: 1) the duration of the Joint Owner's life who dies last if the For Life Guarantee is in effect or 2) until the total periodic withdrawals equal the GWB at the latest of election, step-up or application of any bonus plus any subsequent premiums net of any applicable premium taxes (subject to the [$5,000,000.00] limitation discussed below), regardless of the performance of the Investment Divisions or level of the Contract Value. The guarantee is fully effective if periodic partial withdrawals taken within any one Contract Year do not exceed the GAWA. The Owners may "step up" the GWB to the current Contract Value subject to the Guaranteed Withdrawal Balance Step-Up provisions. Withdrawals under the GMWB are non-cumulative; therefore if the Owners do not take the GAWA in one year, the Owners may not take more than the GAWA as a guaranteed withdrawal in subsequent years.

The withdrawals made under this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract or any other endorsements attached to the Contract.

For purposes of this endorsement, partial withdrawals are considered to be the entire amount withdrawn from the Contract, including any applicable charges and adjustments for such withdrawals. The total amount received under the guarantee may be less than the GWB at election, step-up, or application of any bonus due to the application of these charges and adjustments.

A partial withdrawal in excess of the Withdrawal Value will be permitted as long as the total partial withdrawal for the Contract Year does not exceed the GAWA. A partial withdrawal in excess of the Contract Value will be permitted as long as the total partial withdrawal for the Contract Year does not exceed the GAWA. In this case, the Contract Value will be set to zero and the Contract Value Reduces to Zero provision will apply.

If the age of either Owner is incorrectly stated at the time of the election of the GMWB, on the date the misstatement is discovered the Contract Value will be adjusted by the difference between the GMWB Charges actually paid and the GMWB Charges that would have been paid assuming the correct ages. Future GMWB Charges will be based on the correct ages.

Assessment of GMWB Charge.

The GMWB Charge is as specified above. This charge will be deducted at the end of each calendar quarter on a pro rata basis from the Separate Account Contract Value and the Fixed Account Contract Value. GMWB Charges applied to the Separate Account Contract Value result in a redemption of Accumulation Units. The GMWB Charge will not affect the value of the Accumulation Units. The first GMWB Charge will be assessed on a pro rata basis from the effective date of the endorsement to the end of the first calendar quarter after the effective date of the endorsement. Upon termination of the GMWB, a pro rata GMWB Charge will be assessed against Your Contract Value for the period since the last quarterly GMWB Charge.

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Guaranteed Withdrawal Balance.

On the effective date of this endorsement, the GWB is determined as follows and is subject to a maximum of [$5,000,000.00]:

1.	If elected as of the Issue Date of the Contract, the GWB equals the initial Premium, net of any applicable premium taxes.
2.	If elected after the Issue Date of the Contract, the GWB equals the Contract Value on the effective date of this endorsement, less any applicable Recapture Charges.

With each subsequent Premium received after this endorsement is effective, the GWB will be recalculated to equal the GWB prior to the Premium payment plus the amount of the Premium payment, net of any applicable premium taxes, subject to the maximum shown above.

With each partial withdrawal, the GWB is reduced. If You choose to withdraw an amount that exceeds the GAWA during any Contract Year, the guarantee provided by this endorsement may be reduced to an amount less than the GWB at election, step-up, or application of any bonus.

Partial withdrawals will affect the GWB as follows:

1.	If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:
	a.	the GWB prior to the partial withdrawal less the partial withdrawal; or
	b.	zero.
2.	If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the GAWA, the GWB is equal to the lesser of:
	a.	the Contract Value after the partial withdrawal less any applicable Recapture Charges; or
	b.	the greater of the GWB prior to the partial withdrawal less the partial withdrawal, or zero.

Guaranteed Annual Withdrawal Amount.

On the effective date of this endorsement, the Guaranteed Annual Withdrawal Amount is equal to [5%] of the GWB.

With each subsequent Premium received after the effective date of this endorsement, the GAWA will be recalculated to equal the GAWA prior to the Premium payment plus [5%] of the subsequent Premium payment, net of any applicable premium taxes, or [5%] of the increase in the GWB, if less.

Partial withdrawals will affect the GAWA as follows:

1.	If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA and the For Life Guarantee is effective, the GAWA will be unchanged.
2.	If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA and the For Life Guarantee is not effective, the GAWA is the lesser of:
	a.	the GAWA prior to the partial withdrawal; or
	b.	the GWB after the partial withdrawal.
3.	If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the GAWA, the GAWA is the lesser of:

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a.	[5%] of the Contract Value after the partial withdrawal less any applicable Recapture Charges; or
b.	[5%] of the GWB after the partial withdrawal.

Guaranteed Withdrawal Balance Bonus.

A bonus will be applied to the GWB at the end of each Contract Year during the Bonus Period if no withdrawals are taken during that Contract Year.

At the time the bonus is applied:

1.	The GWB equals the GWB prior to the application of the bonus plus [5%] of the bonus base, subject to a maximum of [$5,000,000.00].
2.	The GAWA is the greater of:
	a.	[5%] of the new GWB; or
	b.	the GAWA prior to the bonus.

The bonus base is determined as follows:

1.	At election, the bonus base is equal to the GWB.
2.	At step-up, the bonus base is set equal to the greater of the GWB following the step-up or the bonus base prior to the step-up.
3.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the GAWA, the bonus base is set equal to the lesser of the GWB following the partial withdrawal or the bonus base prior to the partial withdrawal.

4.

Upon any premium payment subsequent to election, the bonus base is increased by the amount of the premium payment, net of any applicable premium taxes, subject to a maximum bonus base of [$5,000,000.00].

For Life Guarantee

While the Contract is still in force with a Contract Value greater than zero and before the Income Date, the For Life Guarantee becomes effective on the later of:

1.	the Contract Anniversary on or immediately following the youngest Owner's [65th] birthday; or
2.	the effective date of the endorsement.

At the time the For Life Guarantee becomes effective, the GAWA is reset to equal [5%] of the current GWB.

The For Life Guarantee is terminated when the GMWB is terminated.

Contract Value Reduces to Zero.

If the Contract Value is reduced to zero, all other rights under the Contract cease (except for the right to change the Beneficiary), no subsequent Premium payments will be accepted, and all other endorsements are terminated without value. The Bonus Period is terminated and no further bonuses are applied.

If the For Life Guarantee is effective, the Owners will receive annual payments of the GAWA until the death of the last surviving Joint Owner.

If the For Life Guarantee is not effective, the Owners will receive annual payments of the GAWA until the GWB, if any, is depleted. The last payment will not exceed the remaining GWB at the time of payment.

Subject to the Company's approval, the Owners may elect to receive payments more frequently than annually. However, the sum of the payments made during the year may not exceed the annual payment amount described above.

With each payment, the GWB is reduced by the amount of the payment until the GWB is depleted.

Upon the death of the last surviving Joint Owner, the Beneficiary will receive the scheduled payments until the remaining GWB, if any, is depleted. No other death benefit or Earnings Protection Benefit will apply.

Guaranteed Withdrawal Balance Step-Up.

On or after the [5th] anniversary of the effective date of this endorsement, the Owners may choose to step up the GWB to equal the Contract Value. Upon election of step-up, the Company reserves the right to prospectively increase the GMWB Charge, subject to the maximum GMWB Charge indicated in this endorsement. The step-up is subject to the following restrictions:

1.	The first step-up must be at least [5] years after the effective date of this endorsement.
2.	A subsequent step-up must be at least [5] years from the latest step-up.
3.

During the first [10] Contract Years following the effective date of the endorsement, the step-up can only be elected on or during the [30] calendar day period following a Contract Anniversary. Thereafter, the step-up may be elected at any time (subject to the other restrictions listed above). The request will be processed and be effective on the day We receive the request in Good Order.

At the time of step-up:

1.	The GWB equals the Contract Value, subject to a maximum of [$5,000,000.00].
2.	The GAWA is the greater of:
	a.	[5%] of the new GWB; or
	b.	the GAWA prior to the step-up."

4)	The following language is added to the DEATH BENEFIT PROVISIONS of the Contract:

"Upon the death of either Joint Owner, while the Contract is still in force and before the Income Date, the GMWB terminates without value.

Upon continuation of the Contract by the surviving Joint Owner, the spouse may elect to terminate the GMWB on the Continuation Date and thereafter no GMWB Charge will be assessed. If the spouse does not make such election on the Continuation Date, the GMWB will remain in force and may not be subsequently terminated independently from the Contract to which it is attached.

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With the exception of the election of a step-up, no adjustments will be made to the GWB or the GAWA at the time of such continuation. The spouse may elect to step up to the Contract Value (including any applicable adjustments) on the first Contract Anniversary on or immediately following the Continuation Date. Subsequent step-ups are subject to all of the restrictions in the Guaranteed Withdrawal Balance Step-Up provision. Bonuses will continue to apply in accordance with the rules described in the Guaranteed Withdrawal Balance Bonus provision. Contract Years and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. The Bonus Period will continue to be based on the original effective date of the endorsement or the youngest original Joint Owner's age, as applicable. If the For Life Guarantee is already in effect, it will remain in effect upon spousal continuation. If the For Life Guarantee is not in effect upon continuation, it will become effective in accordance with the For Life Guarantee provision and will be based on the youngest original Joint Owner's age."

TERMINATION OF THE GMWB. The GMWB will terminate and all benefits under this endorsement will cease on the earlier of:

1.	the date the Owners elect to receive income payments under the Contract;
2.	the date of a full surrender;
3.	the date upon which the Contract terminates because the either Joint Owner dies, unless continued by the spouse;
4.	the Continuation Date if the surviving Joint Owner elects to terminate the GMWB; and
5.	the date upon which all obligations for payment under this endorsement have been satisfied after the Contract has been terminated.

Endorsement effective date (if different from Issue Date of the Contract):

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